787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 13, 2012

Via EDGAR

Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc. - BlackRock Balanced Capital V.I. Fund, BlackRock Global Opportunities V.I. Fund, BlackRock International V.I. Fund and BlackRock Total Return V.I. Fund
File Nos. 2-74452 and 811-03290
Post-Effective Amendment No. 59

Dear Mr. Scott:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on March 28, 2012 regarding Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 60 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Balanced Capital V.I. Fund, BlackRock Global Opportunities V.I. Fund, BlackRock International V.I. Fund and BlackRock Total Return V.I. Fund (each a “Fund” and together, the “Funds”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

New York      Washington, DC      Paris      London      Milan      Rome      Frankfurt      Brussels

April 13, 2012

GENERAL COMMENTS

Comment 1:	Fund Overview: If the Registrant intends to rely on Rule 498(b)(1)(v) for the purposes of delivering a summary prospectus, please revise the heading of each summary prospectus to read “Summary Prospectus.” Otherwise, please revise the heading to read “Fund Summary.”
Response:	The Funds at this time do not intend to rely on Rule 498. The Funds respectfully decline to revise the section heading “Fund Overview” to read “Fund Summary.” The Funds do not believe that this change is required by Form N-1A and prefer to continue using the section heading “Fund Overview” in the Funds’ statutory prospectuses, consistent with language used across the BlackRock fund complex.

BLACKROCK BALANCED CAPITAL V.I. FUND COMMENTS

Comment 2:	Principal Investment Strategies (p. 6): This section notes that derivatives may be used for hedging purposes and to enhance returns. Consistent with the discussion which appears on page II-9 (EDGAR printout p. 184) of the SAI, please note in this summary section (Item 4 disclosure) that the use of derivatives to seek to enhance returns represents a speculative use of derivatives. In the full discussion of the principal investment strategies (Item 9 disclosure), please define what makes this use speculative, consistent with the description on page II-9 (achieving gains, rather than offsetting the risk of other positions). Please make corresponding changes, where relevant, to all series of the Registrant as part of the annual update process.
Response:	The Fund respectfully declines to make the requested changes. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 3:	Convertible Securities Risk (p. 6): Please include a discussion of convertible securities as a principal investment strategy in response to both Items 4 and 9.
Response:	The requested change has been made.
Comment 4:	Derivatives Risk (p. 6): Please summarize the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

April 13, 2012

Comment 5:	High Portfolio Turnover Risk (p. 7): In response to both Items 4 and 9, please disclose that a principal investment strategy of the Fund is to engage in active and frequent trading.
Response:	The requested change has been made.
Comment 6:	Structured Notes Risk (p. 8): Please include a discussion of structured notes as a principal investment strategy in response to both Items 4 and 9.
Response:	The requested change has been made. In addition, the following disclosure has been added to the “Details about the Fund—Principal Investment Strategies” section of the Fund’s prospectus:

Instruments such as these have principal and/or interest payments linked to the value of a foreign currency, an index of securities, an interest rate, or other financial indicators.

Comment 7:	Investment Process (p. 11): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Item 2 through Item 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.
Comment 8:	Other Strategies (p. 13): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 9:	Derivatives Risk (p. 14): Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

April 13, 2012

BLACKROCK GLOBAL OPPORTUNITIES V.I. FUND COMMENTS

Comment 10:	Principal Investment Strategies (p. 25): As the Fund has the term “Global” in its name, please disclose that the Fund will invest at least 40% of its total assets in securities of companies located outside of the U.S. This disclosure is provided on page 29 under the section captioned “Details about the Fund—Principal Investment Strategies,” please also include this language in the summary section.
Response:	The requested change has been made.
Comment 11:	Principal Investment Strategies (p. 25): In response to Item 4 please disclose that the Fund may engage in active and frequent trading of securities to achieve the principal investment strategies.
Response:	The requested change has been made.
Comment 12:	Principal Risks (p. 25): In response to both Items 4 and 9 please disclose the risks of high portfolio turnover.
Response:	The requested change has been made.
Comment 13:	Principal Risks (p. 25): In response to both Items 4 and 9 please disclose the risks of taking temporary defensive positions.
Response:	The Fund respectfully declines to make the requested change. The Fund notes that disclosure of the risks associated with taking defensive positions are specifically addressed in the “Details about the Fund—How the Fund Invests—Other Strategies—Temporary Defensive Strategies” sub-section of the prospectus.
Comment 14:	Principal Risks (p. 25): In response to both Items 4 and 9 please disclose the risks of mortgage- and asset-backed securities, and junk bonds.
Response:	The Fund respectfully declines to make the requested change. While the Fund has the ability to invest in mortgage- and asset-backed securities, and junk bonds as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in such securities. The Fund does not believe that it is appropriate to include risks associated with mortgage- and asset-backed securities, and junk bonds as principals risk of the Fund at this time; however, the risks are included as other risks of the Fund. In the future, if the Fund does invest significantly in mortgage- and asset-backed securities, and/or junk bonds, the Fund will consider including these risks as principal risks of the Fund.
Comment 15:	Derivatives Risk (p. 25): Please summarize the risk to investors in the use of derivatives for speculative purposes.

April 13, 2012

Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage. In addition, the Fund notes that, as is currently disclosed in the “Details about the Fund—Principal Investment Strategies” section of the prospectus, under normal market conditions the Fund generally does not intend to use derivatives for speculation to increase returns.
Comment 16:	Investment Process (p. 29): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Item 2 through Item 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.
Comment 17:	Other Strategies (p. 30): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 18:	Derivatives Risk (p. 31); Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage. In addition, the Fund notes that, as is currently disclosed in the “Details about the Fund—Principal Investment Strategies” section of the prospectus, under normal market conditions the Fund generally does not intend to use derivatives for speculation to increase returns.

April 13, 2012

BLACKROCK INTERNATIONAL V.I. FUND - COMMENTS

Comment 19:	Principal Risks (p. 42); In response to both Items 4 and 9 please disclose the risks of taking temporary defensive positions; convertible securities; mortgage- and asset-backed securities; junk bonds; and the use of leverage.
Response:	The Fund respectfully declines to make the requested change. The Fund notes that disclosure of the risks associated with taking defensive positions are specifically addressed in the “Details about the Fund—How the Fund Invests—Other Strategies—Temporary Defensive Strategies” sub-section of the prospectus. In addition, while the Fund has the ability to invest in convertible securities, mortgage- and asset-backed securities, and junk bonds, and to utilize leverage as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in such securities or utilize leverage to a significant extent. The Fund does not believe that it is appropriate to include risks associated with convertible securities, mortgage- and asset-backed securities, junk bonds, and the use of leverage as principals risk of the Fund at this time; however, the risks are included as other risks of the Fund. In the future, if the Fund does invest significantly in convertible securities, mortgage- and asset-backed securities, or junk bonds, or use leverage to a significant extent, the Fund will consider including these risks as principal risks of the Fund.
Comment 20:	Derivatives Risk (p. 42): Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage. In addition, the Fund notes that, as is currently disclosed in the “Details about the Fund—Principal Investment Strategies” section of the prospectus, under normal market conditions the Fund generally does not intend to use derivatives for speculation to increase returns.
Comment 21:	Investment Process (p. 46): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Item 2 through Item 8, Form N-1A permits the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.

April 13, 2012

Comment 22:	Other Strategies (p. 47): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 23:	Derivatives Risk (p. 48); Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage. In addition, the Fund notes that, as is currently disclosed in the “Details about the Fund—Principal Investment Strategies” section of the prospectus, under normal market conditions the Fund generally does not intend to use derivatives for speculation to increase returns.

BLACKROCK TOTAL RETURN V.I. FUND COMMENTS

Comment 24:	Annual Fund Operating Expenses (p. 56): Please clarify supplementally why Other Expenses are based upon estimated amounts for the current year as disclosed in FN 1.
Response:	Other Expenses for the Fund’s Class III shares were based upon estimated amounts for the current year because the Fund’s Class III shares were only recently re-opened and did not have any expense information for the previous fiscal year.
Comment 25:	Principal Investment Strategies (p. 57): The disclosure notes that the Fund may invest in fixed-income securities that are rated below investment grade. Please disclose that these securities are often referred to as “junk bonds.”
Response:	The requested change has been made.
Comment 26:	Principal Investment Strategies (p. 57): Please include money market securities as one of the securities the Fund may invest in as disclosed in the Item 9 disclosure on page 61.
Response:	The requested change has been made.

April 13, 2012

Comment 27:	Principal Investment Strategies (p. 57): The Item 9 disclosure on page 62 notes that the Fund may invest in credit linked notes, credit linked trust certificates, structured notes, or other instruments evidencing interests in special purpose vehicles, etc. Please include a statement to this effect in response to Item 4 on page 57 as well.
Response:	The requested change has been made.
Comment 28:	Derivatives Risk (p. 57): Please summarize the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.
Comment 29:	High Portfolio Turnover Risk (p. 58): In response to both Items 4 and 9, please disclose that a principal investment strategy of the Fund is to engage in active and frequent trading.
Response:	The requested change has been made.
Comment 30:	Investment Process (p. 61): Please include the discussion of the Fund’s investment process as a sub-heading to the Principal Investment Strategies.
Response:	The Funds respectfully decline to make the requested change. The Funds submit that with the exception of Item 2 through Item 8, Form N-1A permits the Funds to organize their prospectuses in any order so long as the organization makes it easy for investors to understand. The Funds believe that the organization and presentation of the information contained in the prospectuses satisfies this requirement and makes it easy for investors to understand.
Comment 31:	Principal Investment Strategies (p. 62): Please provide additional disclosure describing credit linked notes, credit linked trust certificates, structured notes, or other instruments evidencing interests in special purpose vehicles, etc. Please also clarify supplementally whether these instruments are rated by the ratings services.
Response:	The requested change has been made. The following disclosure has been added to the “Details about the Fund—Principal Investment Strategies” section of the Fund’s prospectus:

Instruments such as these have principal and/or interest payments linked to the value of a foreign currency, an index of securities, an interest rate, or other financial indicators.

April 13, 2012

The Fund notes that these types of instruments in which it currently invests are unrated.
Comment 32:	Other Strategies (p. 62): Please confirm supplementally that none of the strategies discussed in this section represent a principal investment strategy of the Fund. In addition, when discussing the other strategies and the risks associated with those other strategies please clarify that these strategies and risks are non-principal.
Response:	The Fund confirms that each of the strategies listed under the subsection titled “Other Strategies” is not a principal strategy of the Fund. The Fund respectfully declines to make the requested change. The Fund believes that the current prospectus disclosure sufficiently delineates the Fund’s “other strategies” from the Fund’s principal investment strategies.
Comment 33:	Derivatives Risk (p. 63): Please include a discussion of the risk to investors in the use of derivatives for speculative purposes.
Response:	The Fund respectfully declines to make the requested change. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

OTHER IMPORTANT INFORMATION

Comment 34:	Short-Term Trading Policy (pp. 74 & 95): Please confirm supplementally that all of the disclosure in this section is applicable to insurance products, if not, please revise the disclosure accordingly (e.g., generally, transactions are not made directly with the Fund).
Response:	The Boards of the BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency and this Policy is applicable across the entire open-end complex.

Statement of Additional Information (“SAI”)

Comment 35:	Purchase of Shares & Redemption of Shares (pp. 248 & 260): Please confirm supplementally that the information disclosed in these two sections is applicable to variable insurance investors.
Response:	Information in the “Redemption of Shares” section in Part II of the Funds’ SAI is applicable to variable insurance investors. However, information in the “Purchase of Shares” section in Part II of the Funds’ SAI is not specifically applicable to variable insurance investors. Part II of the Funds’ SAI includes information applicable to all mutual funds in the BlackRock complex, and, as is stated on page II-1, certain information contained in the SAI Part II may not be

April 13, 2012

relevant to a particular Fund. Information regarding the purchase of Fund shares applicable to variable insurance investors is provided in Part I of the Funds’ SAI under the caption “Purchase of Shares.” The Funds’ SAI Part II has been amended to include a cross reference directing variable insurance investors to the SAI Part I for information regarding the purchase of Fund shares.

* * * * * * * * * *

The Registrant’s Tandy representations are enclosed with this letter.

Please do not hesitate to contact me at (212) 728-8865 or Anthony Geron at (212) 728-8510 if you have comments or if you require additional information regarding the Funds’ Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Ben Archibald, Esq.
Aaron Wasserman, Esq.
Maria Gattuso, Esq.
Anthony Geron, Esq.

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